SOLARMAX TECHNOLOGY, INC.

3080 12th Street

Riverside, California 92507

October 28, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SolarMax Technology, Inc. Registration Statement on Form S-1 (File No. 333-229005) Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SolarMax Technology, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-229005), together with all exhibits and amendments thereto (the “Registration Statement”), which was originally filed with the Commission on December 24, 2018.

The Company has determined at this time not to proceed with the offering. On October 27, 2020, the Company entered into a plan and agreement of merger with Alberton Acquisition Corporation (“Alberton”), which is a SPAC, and Alberton Merger Subsidiary Inc. (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company and the Company’s stockholders will receive common stock of Alberton, and the Company will become a wholly-owned subsidiary of Alberton. The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Company advises the Commission that it may, upon consideration of its financing and strategic options, which may be in connection with the proposed merger with Alberton, undertake a subsequent private offering.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please address any questions you may have to our counsel, Asher S. Levitsky P.C. of Ellenoff Grossman & Schole LLP at (917) 930-0991 or by email at alevitsky@egsllp.com.

Thank you for your assistance with this matter.

Sincerely, SOLARMAX TECHNOLOGY, INC.

By:	/s/ David Hsu
David Hsu
Chief Executive Officer